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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                             HAWAIIAN AIRLINES, INC.
                   (Name of Subject Company and Filing Person)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    419849104
                      (CUSIP Number of Class of Securities)

                              CHRISTINE R. DEISTER
                            EXECUTIVE VICE PRESIDENT
                           AND CHIEF FINANCIAL OFFICER
                             HAWAIIAN AIRLINES, INC.
                        3375 KOAPAKA STREET, SUITE G-350
                             HONOLULU, HAWAII 96819
                                 (808) 835-3700

                                 WITH A COPY TO:
                                JUDITH R. THOYER
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                   and Communications on Behalf of the Bidder)



[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [_]      third-party tender offer subject to Rule 14d-1.

         [X]      issuer tender offer subject to Rule 13e-4.

         [_]      going-private transaction subject to Rule 13e-3.

         [_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

         Hawaiian Airlines, Inc., a Hawaii corporation (the "Company"), hereby amends and supplements its Tender Offer Statement on Schedule TO (the "Schedule TO"), originally filed with the Securities and Exchange Commission (the "Commission") on May 31, 2002, in connection with the offer by the Company to purchase up to 5,880,000 shares, or such lesser number as are properly tendered and not properly withdrawn, of its outstanding common stock, par value $0.01 per share (the "Shares"), at a purchase price of $4.25 per share, net to the seller in cash, subject to applicable withholding of taxes, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 31, 2002 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Schedule TO.


ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

         EXHIBIT NUMBER                     DESCRIPTION
         --------------                     -----------

         (a)(1)(I)         Notice to Participants in the Hawaiian Airlines, Inc.
                           401(k) Plan for Flight Attendants.

         (a)(1)(J) Tender Offer Instruction Form for Participants in the Hawaiian Airlines, Inc. 401(k) Plan for Flight Attendants.

         (a)(1)(K)         Notice to Participants in the Hawaiian Airlines, Inc.
                           Pilots' 401(k) Plan.

         (a)(1)(L) Tender Offer Instruction Form for Participants in the Hawaiian Airlines, Inc. Pilots' 401(k) Plan.

         (a)(1)(M)         Notice to Participants in the Hawaiian Airlines, Inc.
                           401(k) Savings Plan.

         (a)(1)(N) Tender Offer Instruction Form for Participants in the Hawaiian Airlines, Inc. 401(k) Savings Plan.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2002


                                   HAWAIIAN AIRLINES, INC.


                                   By:  /s/ Christine R. Deister
                                        ---------------------------------------
                                        Name:   Christine R. Deister
                                        Title:  Executive Vice President
                                                and Chief Financial Officer





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                                  EXHIBIT INDEX

EXHIBIT
 NUMBER                                 DESCRIPTION
 ------                                 -----------

(a)(1)(A)         Offer to Purchase, dated May 31, 2002.*

(a)(1)(B)         Letter of Transmittal.*

(a)(1)(C)         Notice of Guaranteed Delivery.*

(a)(1)(D) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G) Press Release, dated May 30, 2002 (incorporated by reference to the Schedule TO-C filed by Hawaiian Airlines, Inc. with the Securities and Exchange Commission on May 31, 2002).*

(a)(1)(H)         Form of Letter to Shareholders, dated May 31, 2002.*

(a)(1)(I) Notice to Participants in the Hawaiian Airlines, Inc. 401(k) Plan for Flight Attendants.

(a)(1)(J) Tender Offer Instruction Form for Participants in the Hawaiian Airlines, Inc. 401(k) Plan for Flight Attendants.

(a)(1)(K) Notice to Participants in the Hawaiian Airlines, Inc. Pilots' 401(k) Plan.

(a)(1)(L) Tender Offer Instruction Form for Participants in the Hawaiian Airlines, Inc. Pilots' 401(k) Plan.

(a)(1)(M) Notice to Participants in the Hawaiian Airlines, Inc. 401(k) Savings Plan.

(a)(1)(N) Tender Offer Instruction Form for Participants in the Hawaiian Airlines, Inc. 401(k) Savings Plan.

(b)               Not applicable.

(d)(1)(A) Registration Rights Agreement, dated as of January 31, 1996, by and among Hawaiian Airlines, Inc. and Airline Investors Partnership, L.P.*

(d)(1)(B) Stockholders Agreement, dated as of June 1996, by and among Airline Investors Partnership, L.P., the Air Line Pilots Association, Hawaiian Master Executive Council, the Association of Flight Attendants and the International Association of Machinists.*

(d)(1)(C) Stock Allocation Agreement, dated as of May 2001, between Hawaiian Airlines, Inc. and the Air Line Pilots in the service of Hawaiian Airlines, Inc., as represented by the Air Line Pilots Association, International.*

(g)               Not applicable.

(h)               Not applicable.

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*        Previously filed.